FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Construction Decision on High Return La Yaqui Grande Project with After-Tax IRR of 41%

La Yaqui Grande to Drive Costs Lower at Mulatos with Average All-in Sustaining Costs of $578 Per Ounce
Toronto, Ontario (July 28, 2020) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported results of the positive internal economic study completed on its fully permitted La Yaqui Grande project located in the Mulatos District in Sonora, Mexico. Given the project’s strong economics and its proximity to the existing Mulatos operation, the Company is proceeding with construction of the project starting in the second half of 2020.

La Yaqui Grande Project Highlights

•
Average annual gold production of 123,000 ounces per year starting in the third quarter of 2022. This will replace higher cost production from the main Mulatos pit, keeping combined production at approximately 150,000 ounces per year

•	Mine-site all-in sustaining costs of $578 per ounce, significantly reducing Mulatos District all-in sustaining costs from the mid-point of previous 2020 guidance of $960 per ounce

•
After-tax net present value (“NPV”) of $165 million at a 5% discount rate and an after-tax internal rate of return (“IRR”) of 41%, using a base case gold price assumption of $1,450 per ounce and a MXN/USD foreign exchange rate of 21:1

•	After-tax NPV of $260 million and an after-tax IRR of 58% at a 5% discount rate using a gold price assumption of $1,750 per ounce and a MXN/USD foreign exchange rate of 21:1

•	Mine life of five years, extending production from the Mulatos District to 2027, based on current Mineral Reserves

•
Initial capital of $137 million to be spent over a two year period starting in the second half of 2020. At a $1,750 per ounce gold price, Mulatos is expected to self finance the development of La Yaqui Grande following which the operation is expected to generate strong free cash flow [1]

“La Yaqui Grande represents our next low-cost, high-return project in the Mulatos District. This follows the success of the La Yaqui Phase I and Cerro Pelon projects which were both developed on budget and ahead of schedule. Given its bigger scale and low-cost profile, La Yaqui Grande is expected to drive strong free cash flow growth from the Mulatos District in 2022 and beyond,” said John A. McCluskey, President and Chief Executive Officer.

TRADING SYMBOL: TSX:AGI NYSE:AGI

La Yaqui Grade Project Highlights	Life of Mine[1]
Production
Mine life (years)	5

Total gold production (000 ounces)	616
Total silver production (000 ounces)	1,471

Average annual gold production (000 ounces)	123

Total ore mined (000 tonnes)	19,205

Average tonnes of ore mined & stacked (tonnes per day (“tpd”))	10,000

Average gold grade (grams per tonne)	1.17

Gold recovery (%)	85%
Silver recovery (%)	15%

Waste-to-ore ratio (Life of Mine including pre-strip)	5.50
Waste-to-ore ratio (post pre-strip)	4.04

Operating Costs
Mining costs per tonne of material (life of mine, including pre-stripping)	$2.42
Processing costs per tonne of ore	$5.05

G&A costs per tonne of ore	$2.34

Total cash cost (per ounce sold)[2]	$539
Mine-site all-in sustaining cost (per ounce sold)[2]	$578

Capital Costs (millions) [1]
Initial capital expenditure[3]	$137
Sustaining capital expenditure	$24
Reclamation	$35
Total capital expenditure, including reclamation	$196

Base Case Economic Analysis[1]
IRR (after-tax)	41%

NPV @ 0% discount rate (millions, after-tax)	$226
NPV @ 5% discount rate (millions, after-tax)	$165

Gold & silver price assumption (average, per ounce sold)	$1,450 / $18
Exchange Rate (Mexican Peso/US Dollar)	21

Economic Analysis at $1,750 per ounce Gold Price[1]
IRR (after-tax)	58%

NPV @ 0% discount rate (millions, after-tax)	$345
NPV @ 5% discount rate (millions, after-tax)	$260

Gold & silver price assumption (average, per ounce sold)	$1,750 / $18
Exchange Rate (Mexican Peso/US Dollar)	21

1.	Capital spending and economic analysis (NPV and IRR) are calculated starting January 1, 2020

2.	Total cash costs and mine-site all-in sustaining costs include royalties and silver as a by-product credit

3.	Initial capital is offset by $5 million of pre-production revenue less operating costs

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Mineral Reserves and Resources
The La Yaqui Grande mine plan and economic analysis are based on Mineral Reserves as of December 31, 2019 which total 19.2 million tonnes (“Mt”), grading 1.17 grams per tonne of gold (“g/t Au”) and 15.88 grams per tonne of silver (“g/t Ag”), containing 724,000 ounces of gold and 9.8 million ounces of silver. Additionally, the project hosts Measured and Indicated Mineral Resources which total 1.3 Mt, grading 1.01 g/t Au and 8.0 g/t Ag, containing 43,000 ounces of gold and 340,000 ounces of silver. These Mineral Resources were not included in the mine plan and represent potential upside.
Economic Analysis
La Yaqui Grande’s estimated after-tax IRR is 41% and after-tax NPV is $165 million using a 5% discount rate and assuming a gold price of $1,450 per ounce, silver price of $18 per ounce, and MXN/USD foreign exchange rate of 21:1.
Assuming a $1,750 per ounce gold price and $18 per ounce silver price, the after-tax IRR increases to 58% and after-tax NPV increases to $260 million using a 5% discount rate. The mine plan, operating parameters, and capital estimates incorporated in the study are based on actual operating experience, and mining contractor agreements that have been established for the life of the project. The project economics are sensitive to metal price assumptions as detailed in the following table.

La Yaqui Grande After-Tax NPV (5%) and IRR Sensitivity to Gold Price

Gold Price	After-Tax NPV5% ($M)	After-Tax IRR (%)
$1,250	$101	28%
$1,350	$133	35%
$1,450	$165	41%
$1,550	$196	47%
$1,650	$228	52%
$1,750	$260	58%
$1,850	$292	63%
$1,950	$324	68%

Permitting and Project Overview
La Yaqui Grande is located approximately 7 kilometres (straight line) from the existing Mulatos operation and is adjacent to the past producing La Yaqui Phase I operation. As with La Yaqui Phase I, La Yaqui Grande will be developed with an independent heap leach pad and crushing circuit.
La Yaqui Grande is fully permitted for construction having received approval of the environmental impact assessment (“MIA”) in the second quarter of 2019 and the Change of Land Use permit in the third quarter of 2019. The project will be developed over the next 24 months with initial production expected in the second half of 2022.
Mining and Processing
La Yaqui Grande will be mined using conventional open pit methods. Ore will be mined and stacked at a rate of 10,000 tpd over a five year mine life based on existing Mineral Reserves. Contract mining will be employed and a jaw crusher and cone crushers from the past producing El Chanate mine will be relocated to the La Yaqui Grande project area. Ore will be crushed through a three-stage crushing circuit, agglomerated, stacked, and leached on an independent leach pad. The resulting gold bearing solution will be processed through carbon columns following which the loaded carbon will be transported to the existing Mulatos plant for final processing.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

The La Yaqui Grande deposit is highly oxidized with expected average recoveries of 85% over the life of the operation. This is based on metallurgical test work which demonstrated recoveries above 85%, and operating experience at La Yaqui Phase I which hosts similar metallurgy and yielded life of mine recoveries of 90%.
Operating Costs
Total cash costs are expected to average $539 per ounce and mine-site all-in sustaining costs $578 per ounce over the life of the operation. La Yaqui Grande is expected to supply the majority of annual production from the Mulatos District starting in the second half of 2022, driving a significant reduction in total cash costs and mine-site all-in sustaining costs from the mid-point of previous 2020 guidance of $860 and $960 per ounce, respectively.
Lower costs reflect La Yaqui Grande’s favourable metallurgy and higher grades which, at 1.17 g/t Au, are 31% higher than the grade of Mineral Reserves in the main Mulatos pit. This also reflects lower unit mining costs of $2.42 per tonne of material with La Yaqui Grande benefitting from lower haulage distances and improved contract mining rates with significantly higher mining rates relative to the current Mulatos operation.
Capital Costs
Total initial capital is estimated to be $137 million and expected to be spent over a two year period starting in the second half of 2020. This includes $15 to $20 million to be spent in the second half of 2020 with the remainder to be spent in 2021 and the first half of 2022. Initial capital includes $74 million for pre-stripping activities and the remainder is for project infrastructure including the construction of the heap leach pad, waste rock dump, water treatment plant and an independent camp to house the workforce, as well as the installation of the crushing circuit from El Chanate. The remaining life of mine capital includes $24 million of sustaining capital and $35 million for reclamation activities.
A breakdown of the initial and total capital requirements is detailed as follows.

Capital Cost ($ millions)
Pre-stripping	$74
Infrastructure (heap leach facilities, carbon columns, camp, crushing circuit)	$63

Total Initial Capital	$137

Sustaining capital	$24
Reclamation costs	$35

Total Capital	$196
Technical Disclosure
Chris Bostwick, FAusIMM, Alamos Gold's Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Mr. Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101").
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “continue”, "expect", “believe", "anticipate", "plan", “forecast”, "estimate", "intend", “budget” or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results  "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. In particular, this news release contains forward-looking statements including, without limitation, with respect to the La Yaqui Grande Project’s capital and operating costs, mining methods and processing, production timeline and anticipated free cash flow, changes in Mineral Resources, and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this news release include: the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, operations may be exposed to widespread pandemic; the impact of the COVID-19 pandemic on the broader market; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for our operations) in Canada, Mexico, the United States and Turkey; the duration of regulatory responses to the COVID-19 pandemic; changes in national and local government legislation, controls or regulations, failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada, Mexico, the United States, Turkey and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates
All Mineral Resource and Reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning

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TRADING SYMBOL: TSX:AGI NYSE:AGI

mineral projects. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “Measured Mineral Resources”, “Indicated Mineral Resources”, “Inferred Mineral Resources” and “Probable Mineral Reserves” which differ materially from the definitions in SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Mineral Reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “Mineral Reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
The SEC has adopted final rules, effective February 25, 2019, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (the “SEC Modernization Rules”). The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. The SEC Modernization Rules will become mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021.

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